Exhibit 99.1

Core AI Holdings Reports 56% Q2 Revenue Growth and Significant Improvement in Gross Margin

MIAMI, FL — August 28, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced financial results for the three and six months ended June 30, 2026, highlighting significant year-over-year revenue growth in the second quarter, substantial improvement in gross margin, increased operating cash generation, and continued execution of the Company’s strategic expansion into AI infrastructure and high-performance computing.

Revenue for the second quarter of 2026 increased 56% year-over-year to $22.4 million, compared to $14.3 million for the second quarter of 2025. The increase was primarily attributable to higher advertising revenue generated from the Company’s mobile games following the optimization of its advertising placements and user acquisition strategies during the first quarter of 2026.

Gross loss improved dramatically to approximately $11,000 in the second quarter of 2026, compared to a gross loss of approximately $397,000 in the second quarter of 2025, representing a 97% reduction in gross loss. Gross margin approached breakeven during the quarter as revenue increased at a higher rate than the related cost of providing services. Management believes the improvement reflects continued optimization of the Company’s advertising and user acquisition strategies and progress toward achieving a positive gross margin.

Key Q2 2026 Financial Highlights

●	Second-quarter revenue increased 56% year-over-year to $22.4 million, compared to $14.3 million in Q2 2025.

●	Gross loss narrowed 97% to approximately $11,000, compared to $397,000 in Q2 2025, bringing gross margin close to breakeven.

●	Six-month revenue was $26.1 million, compared to $28.9 million for the first six months of 2025, with the year-to-date comparison impacted by lower revenue during the first quarter as the Company optimized customer acquisition and advertising spending.

●	Six-month gross loss was $3.1 million, compared to $626,000 in the prior-year period, primarily reflecting the temporary impact of higher customer acquisition costs during Q1 2026. Q2 performance substantially offset that impact, with gross loss narrowing to approximately $11,000.

●	Net loss was $1.6 million in Q2 2026, compared to $758,000 in Q2 2025.

●	Net cash provided by operating activities was $5.5 million during the first six months of 2026, compared to $2.4 million of cash used in operating activities during the corresponding period of 2025.

●	Cash and cash equivalents increased to $12.0 million as of June 30, 2026, compared to $1.9 million at December 31, 2025.

●	The Company entered into four joint venture agreements for the development of HPC and AI data centers during the first half of 2026, as well as a memorandum of understanding to pursue data center development opportunities in Malaysia.

Continued Operating Improvement

The second quarter represented a meaningful improvement in the Company’s underlying operating performance. Following a deliberate reduction in advertising and user acquisition activity during the first quarter in response to higher customer acquisition costs and lower returns on certain advertising placements, the Company significantly increased those activities during the second quarter after optimizing its advertising and marketing strategies.

As a result, second-quarter revenue increased at a substantially faster rate than the associated cost of providing services. While cost of providing services increased 52% year-over-year to $22.4 million, the corresponding 56% increase in revenue drove gross loss down by 97% and brought the Company’s gross margin close to breakeven.

Management believes the continued improvement in gross margin, combined with the significant increase in quarterly revenue, demonstrates progress toward achieving positive gross margin as the Company continues to refine its advertising, user acquisition and monetization strategies.

“Our second quarter demonstrated meaningful progress in both revenue growth and operating efficiency,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “Revenue increased 56% year-over-year, while our gross loss declined by 97% and approached breakeven. These results reflect the impact of the operational adjustments we made to our advertising and user acquisition strategy and our focus on improving the quality and efficiency of our growth.”

Advancing Core AI’s Strategic Expansion

During the first half of 2026, Core AI continued to expand beyond its established AI-enabled gaming operations and advance its strategy of becoming a global AI technology and infrastructure company.

The Company is leveraging the AI expertise and AI-native infrastructure developed through its Core Gaming business together with its capital markets capabilities to pursue opportunities in the rapidly expanding market for high-performance computing and AI data centers. During the first half of 2026, Core AI entered into four joint venture agreements focused on the development of HPC and AI data centers in domestic and international markets, including in Malaysia.

The Company also intends to expand its AI capabilities into additional areas, including AI-powered digital marketing and AI-driven media production. Core AI has further advanced the strategic positioning of HomeGPT as an AI-powered residential decision layer, expanding the platform beyond home visualization toward planning, renovation and residential purchasing decisions.

“Our objective is to build Core AI into a diversified AI technology and infrastructure platform,” Zacharin added. “We are executing across multiple layers of the AI ecosystem, from AI-powered applications and digital platforms to the development of HPC and AI infrastructure. The four data-center joint ventures and additional international initiatives established during the first half of the year represent important steps in that strategy.”

The Company believes that the combination of its existing AI-enabled consumer technology platform, growing operating capabilities, and strategic partnerships provides a foundation from which it can pursue opportunities across AI applications, digital services and new AI infrastructure opportunities.

Financial Position

As of June 30, 2026, Core AI had approximately $12.0 million in cash and cash equivalents, compared to approximately $1.9 million at December 31, 2025. The Company generated approximately $5.5 million of operating cash flow during the first six months of 2026 and received approximately $4.6 million in net proceeds from a private placement during the period.

“We entered the second half of 2026 with substantially greater liquidity and a significantly broader strategic platform than we had at the beginning of the year,” Zacharin said. “Our focus now is on disciplined execution—continuing to improve the economics of our existing businesses while advancing our AI infrastructure initiatives and converting our strategic relationships into tangible opportunities.”

The Company cautions that its data-center joint ventures and related initiatives remain in their early stages. As of June 30, 2026, no projects had yet been presented to the joint ventures for approval and no financing commitments had been secured.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value.

Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business. Core Gaming uses AI tools and proprietary analytics to develop, distribute and monetize casual mobile games serving users worldwide. The Company is also expanding into AI infrastructure through strategic joint ventures and collaborations focused on the development of high-performance computing and AI data centers.

Core AI Investor Relations

ir@coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s strategic initiatives, anticipated benefits of its joint ventures and collaborations, the development of HPC and AI data centers, potential AI-related services, market opportunities, infrastructure demand, project pipeline, business expansion, operating improvements, future gross margins, financing capabilities and execution strategy. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties and changes in circumstances that may cause actual results to differ materially, including the Company’s ability to execute its strategic initiatives; the ability of its joint venture partners to identify and develop projects; the parties’ ability to obtain financing; customer demand; market conditions; power availability; supply chain conditions; labor availability; project timing; competition; technology development; financing conditions; regulatory matters; and other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. The Company’s joint venture arrangements are in early stages, and there can be no assurance that they will result in the successful development or operation of any data centers. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.